EXHIBIT 99.5

SIGNAL POINT HOLDINGS CORP.

CERTIFICATE OF DESIGNATIONS

of the

SERIES B PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SIGNAL POINT HOLDINGS CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Board of Directors and the holder of more than two-thirds (66 2/3%)  of the outstanding shares of Common Stock (the “Majority Shareholder”) of the Corporation on June 24, 2013:

RESOLVED, that, pursuant to Article FOURTH of the Certificate of Incorporation, which creates and authorizes shares of Preferred Stock, par value $.01 per share (hereinafter called the “Preferred Stock”), the Board of Directors, as directed by the Majority Shareholder, hereby establishes a series of non-convertible Series B Preferred Stock to consist of ten (10) shares, and hereby fixes the powers, designation, preferences and relative, participating, optional and other rights of such class of Preferred Stock, and the qualifications, limitations and restrictions thereof, in addition to those set forth in said Article FOURTH as follows:

Section 2.      Designation and Amount.

(a)          Ten (10) shares of Preferred Stock shall be designated as Series B Preferred Stock (the “Series B Preferred Stock”).  Such number of shares may be increased or decreased by resolution of the holders of seventy-five percent (75%) of the issued and outstanding Series B Preferred Stock (the “Supermajority”); provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Preferred Stock.

(b)          The Series B Preferred Stock shall rank (i) senior to all of the Common Stock, par value $.001 per share (“Common Stock”); (ii) except for the Series A Preferred Stock, senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series B Preferred Stock of whatever subdivision (collectively, with the Common Stock, “Junior Securities”); and (iii) on parity with any class or series of capital stock of the Corporation created specifically ranking by its terms on parity with the Series B Preferred Stock (“Parity Securities”), in each case as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to as “Distributions”).

Section 2.       Dividends.  The holders of record of Series B Preferred Stock shall not be entitled to receive dividends from the Corporation.

Section 3.       Conversion.  The Series B Preferred Stock is not convertible into any shares of capital stock or other equity interests of the Corporation.   Notwithstanding, the holders of the Series B Preferred Stock shall be entitled to vote all on matters set forth in Section 5 hereof.

Section 4.       Liquidation Rights.

(a)           In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock shall not be entitled to receive remaining assets of the Corporation available for distribution to stockholders.  The holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(b)           For purposes of this Section 4, a distribution of assets in any dissolution, winding up, liquidation or reorganization shall not include (a) a sale of substantially all assets or other sale of the Corporation’s business, (b) a sale by the Corporation of more than 50 % of the capital stock of the Corporation (determined on an as-converted, as exercised, or common-stock-equivalent basis) in a single transaction or a series of directly related transactions, and (c) a merger or consolidation of the Corporation in which the outstanding capital stock of the Corporation is exchanged in whole or in part for securities of another person and the holders of the Company’s securities hold less than a majority of the voting power of the surviving company. A distribution of assets in any dissolution, winding up, liquidation or reorganization shall also not include any dissolution, liquidation, winding up or reorganization of the Corporation immediately followed by reincorporation of another corporation.  During the Series B Voting Period (as defined below), in all of the foregoing transactions, the surviving Corporation shall assume all of the rights and obligations of the Corporation relating to the Series B Preferred Stock under this Certificate of Designation including, but not limited to, the voting rights set forth in Section 5 hereof.

Section 5.         Voting Rights.

For the period commencing on the filing date of this Certificate of Designation through June 23, 2020 (the “Series B Voting Period”), the Corporation agrees that it shall not take, any of the following types of action without the affirmative vote of holders of the Supermajority of the Series B Preferred Stock issued and outstanding:

(i) create or assume any debt, liability, obligation or commitment outside the ordinary course of business of the Corporation;

(ii) create, assume or suffer to exist any mortgage, pledge or other encumbrance upon any of its properties or assets now owned or hereafter acquired by the Corporation;

(iii) assume, guarantee, endorse or otherwise become liable upon the obligation of any person, firm or corporation (other than wholly-owned subsidiaries of the Corporation), except by the endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

(iv)  enter into any agreement that provides a party with the right to purchase from the Corporation any shares of any class of capital stock of the Corporation;

(v) amend or change its Certificate of Incorporation or By-laws, including, but not limited to, this Certificate of Designation of the Series B Preferred Stock;

(vi) dissolve or liquidate, or merge or consolidate with or into any other corporations;

(vii) sell, lease, transfer or otherwise dispose of all or substantially all of its assets;

(viii) issue any additional shares of Common Stock or other classes of capital stock of the Corporation.

Section 6.  Redemption, Cancellation.  The Series B Preferred Stock shall not be redeemable. If at any time during the Series B Voting Period, the Corporation shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Corporation is not the surviving corporation) or sell, transfer or otherwise dispose all or substantially all of its property, assets or business to another corporation (“Extraordinary Transaction”), the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of the Series B Preferred Stock to be performed and observed by the Corporation and all the obligations and liabilities hereunder, including, but not limited to the voting rights in Section 5 hereof.  As soon as commercially practicable following the Extraordinary Transaction, the successor or acquiring corporation (if other than the Corporation), shall deliver to the holder of the Series B Preferred Stock a new certificate in replacement of the Series B Preferred Stock consistent with the provisions referenced in the immediately preceding sentence against receipt by such successor or acquiring corporation of the original certificate for the Series B Preferred Stock.

Upon expiration of the Series B Voting Period, the Series B Preferred Stock shall be deemed cancelled and no shares of Series B Preferred Stock shall be deemed issued and outstanding as of such date.  Upon written request of the Corporation, the holder of the shares and the Series B Preferred Stock shall return any certificates evidencing such shares to the Corporation or shall deliver to the Corporation a lost certificate affidavit in lieu thereof.

IN WITNESS WHEREOF, Signal Point Holdings Corp. has caused this Certificate of Designations to be signed by Robert DePalo, its Chief Executive Officer, this 27 day of June, 2013.

SIGNAL POINT HOLDINGS CORP.

By: /s/   Robert DePalo
Name:   Robert DePalo
Title:     Chief Executive Officer